BRITISH COLUMBIA

Number: C0704593

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that EURASIAN MINERALS INC. changed its name to EMX ROYALTY CORPORATION on July 19, 2017 at 12:01 AM Pacific Time.

ELECTRONIC CERTIFICATE

*Issued under my hand at Victoria, British Columbia*
*On July 19, 2017*

**CAROL PREST**
*Registrar of Companies*
Province of British Columbia
Canada